                                                                     Exhibit "J"
                              [BIOVAIL LETTERHEAD]

                                  FOR:         Biovail Corporation International

                                  APPROVED BY: Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
FOR IMMEDIATE RELEASE

                  * BIOVAIL REPORTS RECORD 1997 THIRD QUARTER
                       AND NINE MONTH FINANCIAL RESULTS *

     Toronto, Canada, October 29, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today reported record third quarter and nine month financial results for the period ended September 30, 1997.

     Biovail's revenues for the third quarter of 1997 were $21.2 million, compared to $17.8 in the third quarter of 1996. Net income for the third quarter of 1997 was $9.4 million, or $0.37 per share, compared with net income of $6.3 million, or $0.25 per share, in the third quarter of 1996.

     Revenues for the nine months ended September 30, 1997 were $56.1 million compared to $52.5 million in the comparable period of 1996. Net income for the nine months ended September 30, 1997 was $22.0 million, or $0.87 per share, compared to $16.8 million, or $0.66 per share in the comparable period of 1996.

     "We are extremely pleased with the Company's strong performance" commented Eugene Melnyk, Chairman of the Board. "Biovail continues to perform as expected in meeting the Company's stated objectives. We have just completed a very successful quarter in which three new licensing agreements were signed; approval to market Viazem(R) (Tiazac(R) in North America) in ten additional European countries was received;



                                     -more-

                                 [RECYCLE LOGO]
                              [BIOVAIL LETTERFOOT]
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and finally and most significantly, Biovail and Intelligent Polymers Limited completed a public offering to fund the development of once-daily controlled release versions of selected drugs. The Company as well, has been very active in pursuing numerous other opportunities that are expected to contribute to our ongoing success."

     The Company also reported on behalf of Intelligent Polymers Limited (AMEX:INP.U) that, effective October 29, 1997, at the market opening of the American Stock Exchange, the trading symbol for the Units of Intelligent Polymers will change from INP.U to IXP.U.

     Biovail Corporation International is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.



                               - Tables Follow -

                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)



                                               SEPTEMBER 30,      DECEMBER 31,
                                                    1997              1996
                                               -------------      ------------
                                                (UNAUDITED)
                  ASSETS
Current
  Cash and short-term deposits ..............     $ 4,409            $ 4,526
  Accounts receivable .......................      33,550             10,364
  Inventories ...............................      15,871              8,134
  Executive loans ...........................       2,901              2,512
  Deposits and prepaids .....................       2,098              1,063
                                                  -------            -------
                                                   58,829             26,599
Fixed Assets, net ...........................      24,868             24,819
Other Assets, net ...........................       7,046              7,188
                                                  -------            -------
                                                  $90,743            $58,606
                                                  =======            =======

                 LIABILITIES
Current
  Bank indebtedness .........................     $10,117            $  --
  Accounts payable ..........................       8,453              5,468
  Accrued liabilities .......................       4,818              1,738
  Income taxes payable ......................         562                808
  Customer prepayments ......................       1,826              6,681
  Current portion of long-term debt .........       1,955              2,298
                                                  -------            -------
                                                   27,731             16,993

Long-Term Debt ..............................       3,428              4,670
                                                  -------            -------
                                                   31,159             21,663
                                                  -------            -------
             SHAREHOLDERS' EQUITY
Share capital ...............................      15,210             14,614
Retained earnings ...........................      44,749             22,712
Cumulative translation adjustment ...........        (375)              (383)
                                                  -------            -------
                                                   59,584             36,943
                                                  -------            -------
                                                  $90,743            $58,606
                                                  =======            =======

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
                   (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA
                  ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)



                                                     THREE MONTHS ENDED            NINE MONTHS ENDED
                                                        SEPTEMBER 30,                 SEPTEMBER 30,
                                                      1997         1996             1997          1996
                                                 -----------    -----------     -----------   -----------

REVENUE
  Research and development ..................    $     4,887    $       837     $     7,046   $     3,187
  Manufacturing .............................         10,367         15,175          38,904        43,156
  Royalty and licensing .....................          5,978          1,825          10,124         6,170
                                                 -----------    -----------     -----------   -----------
                                                      21,232         17,837          56,074        52,513
                                                 -----------    -----------     -----------   -----------

EXPENSES
  Research and development ..................          4,893          2,590          11,452         8,498
  Cost of manufactured goods sold ...........          2,947          6,222          11,128        17,951
  Selling, general and administrative .......          3,350          2,608          10,075         8,880
                                                 -----------    -----------     -----------   -----------
                                                      11,190         11,420          32,655        35,329
                                                 -----------    -----------     -----------   -----------

OPERATING INCOME ............................         10,042          6,417          23,419        17,184
INTEREST INCOME (EXPENSE), net ..............           (142)            75            (208)          397
                                                 -----------    -----------     -----------   -----------

INCOME BEFORE INCOME TAXES ..................          9,900          6,492          23,211        17,581
PROVISION FOR INCOME TAXES ..................            491            209           1,174           831
                                                 -----------    -----------     -----------   -----------
NET INCOME ..................................    $     9,409    $     6,283     $    22,037   $    16,750
                                                 ===========    ===========     ===========   ===========

EARNINGS PER SHARE ..........................    $      0.37    $      0.25     $      0.87   $      0.66
                                                 ===========    ===========     ===========   ===========

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING .................     25,447,000     25,352,000      25,447,000    25,352,000
                                                 ===========    ===========     ===========   ===========